UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Bank of Marin Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

063425102

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 25, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Riley Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		448,254
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

448,254
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

448,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Shawn Devlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		632,486
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

632,486
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

632,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 063425102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 25, 2023 the Reporting Persons and the Issuer entered into an amendment (“Amendment No. 2”) to that certain previously disclosed agreement dated May 10, 2021 (as amended by Amendment No. 1 dated March 31, 2022, the “Agreement”) under which, among other things, Sanjiv Sanghvi was added to the Issuer’s Board of Directors (the “Board”) and included in the Issuer’s slate of directors for election to the Board at the 2021 Annual Meeting of Shareholders. Amendment No. 2 provides for, among other things, the confirmation of Mr. Sanghvi as the continuing Kelly Trust Nominee (as defined in the Amendment) (including as one of the Board’s nominees for the 2023 Annual Meeting of Shareholders) and the extension of the “Restricted Period” by approximately one year. The other terms and conditions of the Agreement generally were continued. The summary description of Amendment No. 2 in this paragraph is qualified in its entirety by reference to the full terms of Amendment No. 2, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,056,334 Shares outstanding as of February 28, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 16, 2023.

A.	Mr. Gardner
(a)	As of the date hereof, Mr. Gardner directly beneficially owned 448,254 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 448,254
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 448,254
4. Shared power to dispose or direct the disposition: -0-
(c)	Mr. Gardner’s transactions in the securities of the Issuer during the past 60 days are set forth on Schedule A attached hereto.
B.	Ms. Devlin
(a)	As of the date hereof, Ms. Devlin directly beneficially owned 632,486 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 632,486
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 632,486
4. Shared power to dispose or direct the disposition: -0-
4

CUSIP No. 063425102

(c)	Ms. Devlin has not entered into any transactions in the securities of the Issuer during the past 60 days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or she does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or she does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 25, 2023, the Reporting Persons and the Issuer entered into Amendment No. 2, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Amendment No. 2, dated April 25, 2023 (incorporated by reference to Exhibit 10.1 of the Issue’s Form 8-K filed with the Securities and Exchange Commission on April 26, 2023).

5

CUSIP No. 063425102

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2023

/s/ Riley Gardner
Riley Gardner

/s/ Shawn Devlin
Shawn Devlin

6

CUSIP No. 063425102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Sold	Price ($)	Date of Sale

RILEY GARDNER

Sale of Common Stock	(3,252)	30.5832*	03/02/2023

_______________________________

* The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $30.20 to $31.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.